                                                    Commission File No. 1-10875
===============================================================================


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                  FORM 11-K


                                  (Mark one)

          /x/          ANNUAL REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1994

                                      OR

          / /       TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from      to


                        Commission file number 1-10875




                NovaCare, Inc. 401(k) Retirement Savings Plan
      (Full title of the plan and the address of the plan, if different from that of the issuer named below)



                                NovaCare, Inc.
              1016 West Ninth Avenue, King of Prussia, PA 19406
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

===============================================================================

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                      Index to Financial Statements and Exhibits

- --------------------------------------------------------------------------------





FINANCIAL STATEMENTS                                       PAGE
Report of Independent Accountants                             2

Financial Statements:

     Net Assets Available for Plan Benefits, with Fund
     Information, at December 31, 1994 and 1993             3-4

     Changes in Net Assets Available for Plan
     Benefits, with Fund Information, for the years         5-6
     ended December 31, 1994 and 1993

Notes to Financial Statements                              7-11

Additional Information:

     Schedule of Investments at December 31, 1994            12

     Schedules of Reportable Transactions:

         Single Transactions in excess of 5% of
         net assets for the year ended December
         31, 1994                                            13

         Series of Transactions aggregating more
         than 5% of net assets for the year ended
         December 31, 1994                                   14



EXHIBIT                                                EXHIBIT NUMBER
Consent of Independent Accountants                           23

                                  NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN



- -------------------------------------------------------------------------------



REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator
of the NovaCare, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the NovaCare, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrative committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedule of investments and the schedules of reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA.
The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The schedule of investments, the schedules of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 15, 1995

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN


Net Assets Available for Plan Benefits, with Fund Information
- --------------------------------------------------------------------------------






                                                         December 31, 1994
                               ----------------------------------------------------------------------------------------------

                                                          FUND INFORMATION
                               --------------------------------------------------------------------------------

                                Fidelity
                                 Managed        Fidelity      Fidelity      NovaCare      Fidelity     NovaCare
                                 Income         Puritan       Magellan       Stock       Money Market    Loan
                                Portfolio        Fund           Fund          Fund        Portfolio      Fund       Total
                               -----------    -----------    -----------    ----------    --------    ---------   -----------
Assets:

Investments                    $11,483,500    $11,631,143    $17,497,934    $3,554,261    $153,893    $205,753    $44,526,484
Receivables:
 Accrued contributions             251,705        344,369        492,575       204,180         -           -        1,292,829
 Accrued interest                      -              -              -             -           -         4,231          4,231
 Due from (to) other funds         207,715        234,354        (29,594)     (232,818)   (153,893)    (25,764)           -
                               -----------    -----------    -----------    ----------    --------    --------    -----------

 Net assets available
   for Plan benefits           $11,942,920    $12,209,866    $17,960,915    $3,525,623    $    -      $184,220    $45,823,544
                               ===========    ===========    ===========    ==========    ========    ========    ===========



The accompanying notes are an integral part of these financial statements.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN


Net Assets Available for Plan Benefits, with Fund Information
- --------------------------------------------------------------------------------





                                                       December 31, 1993
                              ----------------------------------------------------------------------------------------------

                                                         FUND INFORMATION
                              -------------------------------------------------------------------------------

                                Fidelity
                                Managed      Fidelity       Fidelity        NovaCare      Fidelity    NovaCare
                                Income       Puritan        Magellan          Stock      Money Market   Loan
                                Portfolio      Fund           Fund            Fund        Portfolio     Fund       Total
                              -----------    -----------    -----------    ----------    --------    --------    -----------
Assets:

Investments                    $5,525,133     $5,621,258    $ 9,676,949    $3,881,811    $736,854       $761     $25,442,766
Receivables:
   Accrued contributions          795,544      1,018,183      1,444,055       182,383         -          -         3,440,165
   Accrued interest                 6,634            328            -             -         5,547        -            12,509
   Due from (to) other funds     (150,928)       689,648        192,488       (73,354)   (657,854)       -               -
                               ----------     ----------    -----------    ----------    --------    --------    -----------

   Net assets available
      for Plan benefits        $6,176,383     $7,329,417    $11,313,492    $3,990,840    $ 84,547       $761     $28,895,440
                               ==========     ==========    ===========    ==========    ========    ========    ===========




The accompanying notes are an integral part of these financial statements.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

Changes in Net Assets Available for Plan Benefits, with Fund Information
- --------------------------------------------------------------------------------




                                                      Year ended December 31, 1994
                                 -------------------------------------------------------------------------------------------------

                                                           FUND INFORMATION
                                 ----------------------------------------------------------------------------------

                                 Fidelity
                                  Managed        Fidelity      Fidelity       NovaCare      Fidelity       NovaCare
                                  Income         Puritan       Magellan        Stock       Money Market     Loan
                                 Portfolio         Fund          Fund           Fund        Portfolio       Fund         Total
                                 -----------    -----------   -----------    ----------     --------       --------    -----------
Additions to net assets:

Investment income:
  Dividends and interest         $   434,222    $   718,396   $   443,594           -       $ 19,653       $  4,231   $  1,620,096
  Net realized and unrealized
    (loss) on investments                -         (662,818)     (688,386)   $(3,438,281)        -              -       (4,789,485)
                                 -----------    -----------   -----------    ----------     --------       --------    -----------
                                     434,222         55,578      (244,792)    (3,438,281)     19,653          4,231     (3,169,389)
                                 -----------    -----------   -----------    ----------     --------       --------    -----------

Contributions:
  Employee                         3,018,437      3,685,652     5,693,192     2,364,931          -              -       14,762,212
  Employer                           590,702        714,080     1,071,086       477,413          -              -        2,853,281
  Plan merger   (Note 7)           2,768,844      1,227,169     1,890,015       380,066          -          205,753      6,471,847
  Investment transfers               208,491        222,346      (107,341)     (192,771)    (104,200)       (26,525)           -
                                 -----------    -----------   -----------    ----------     --------       --------    -----------
                                   6,586,474      5,849,247     8,546,952     3,029,639     (104,200)       179,228     24,087,340
                                 -----------    -----------   -----------    ----------     --------       --------    -----------

  Total additions/(deductions)     7,020,696      5,904,825     8,302,160      (408,642)     (84,547)       183,459     20,917,951

Deductions from net assets:

Distributions to participants      1,254,159      1,024,376     1,654,737        56,575          -              -        3,989,847
                                 -----------    -----------   -----------    ----------     --------       --------    -----------

  Net increase/(decrease)          5,766,537      4,880,449     6,647,423      (465,217)     (84,547)       183,459     16,928,104

Net assets at beginning
  of year                          6,176,383      7,329,417    11,313,492     3,990,840       84,547            761     28,895,440
                                 -----------    -----------   -----------    ----------     --------       --------    -----------

Net assets at end of year        $11,942,920    $12,209,866   $17,960,915    $3,525,623     $    -         $184,220    $45,823,544
                                 ===========    ===========   ===========    ==========     ========       ========    ===========



The accompanying notes are an integral part of these financial statements.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

Changes in Net Assets Available for Plan Benefits, with Fund Information
- --------------------------------------------------------------------------------




                                                     Year ended December 31, 1993
                                 ------------------------------------------------------------------------------------------------

                                                           FUND INFORMATION
                                 -----------------------------------------------------------------------------

                                 Fidelity
                                  Managed        Fidelity      Fidelity       NovaCare     Fidelity     NovaCare
                                  Income         Puritan       Magellan        Stock      Money Market   Loan
                                 Portfolio         Fund          Fund          Fund        Portfolio     Fund           Total
                                 ----------     ----------    -----------    ----------     -------     ------        -----------
Additions to net assets:
Investment income:
  Dividends and interest         $  255,754     $  667,366    $   822,990           -       $ 6,886        -          $ 1,752,996
  Net realized and unrealized
   gain / (loss) on investments         -          185,702        683,557    $ (274,193)        -          -              595,066
                                 ----------     ----------    -----------    ----------     -------     ------        -----------
                                    255,754        853,068      1,506,547      (274,193)      6,886        -            2,348,062
                                 ----------     ----------    -----------    ----------     -------     ------        -----------

Contributions:
  Employee                        2,282,476      2,675,682      3,946,065     2,051,364      73,192       $761         11,029,540
  Employer                          476,726        534,058        743,518       441,225         -          -            2,195,527
  Investment transfers             (187,476)        82,345        252,986      (152,324)      4,469        -                  -
                                 ----------     ----------    -----------    ----------     -------     ------        -----------
                                  2,571,726      3,292,085      4,942,569     2,340,265      77,661        761         13,225,067
                                 ----------     ----------    -----------    ----------     -------     ------        -----------

  Total additions                 2,827,480      4,145,153      6,449,116     2,066,072      84,547        761         15,573,129

Deductions from net assets:

Distributions to participants       476,102        480,023        759,274       102,513         -          -            1,817,912
                                 ----------     ----------    -----------    ----------     -------     ------        -----------

  Net increase                    2,351,378      3,665,130      5,689,842     1,963,559      84,547        761         13,755,217

Net assets at beginning
of year                           3,825,005      3,664,287      5,623,650     2,027,281         -          -           15,140,223
                                 ----------     ----------    -----------    ----------     -------     ------        -----------

Net assets at end of year        $6,176,383     $7,329,417    $11,313,492    $3,990,840     $84,547       $761        $28,895,440
                                 ==========     ==========    ===========    ==========     =======     ======        ===========


The accompanying notes are an integral part of these financial statements.

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   Notes to Financial Statements

- --------------------------------------------------------------------------------


1.  DESCRIPTION OF PLAN

GENERAL. The NovaCare, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan"), which was formed effective July 1, 1990, is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code of 1986, as amended ("IRC"). All full and part-time employees of the Company working a minimum of twenty hours per week on a regularly scheduled basis may enroll beginning on the first day of the first payroll period of the month following six months of consecutive service.

ENROLLMENT. An eligible employee participates in the Plan by authorizing the Company to make tax-deferred contributions to the Plan on the employee's behalf, resulting in a reduction of the employee's taxable earnings. Tax-deferred contributions may be an amount ranging from 1% to 15% of compensation. The employee may direct the investment of these contributions (see "Investment Directions" below).

CONTRIBUTIONS TO THE PLAN. Participants may authorize basic contributions ranging from 1% to 15% of their compensation. Certain highly compensated participants may have their basic contributions limited to 6% of their compensation. Such contributions may not exceed $9,240 and $8,994 for 1994 and 1993, respectively. The Company makes matching contributions in the amount of 30% of participant contributions up to the first 6% of compensation. No matching contributions are made with respect to participant contributions exceeding 6% of compensation.

Certain percentage tests ensure that contributions by or on behalf of employees do not favor the highly compensated. If these tests are not met, contributions and the earnings attributable thereto will be distributed to the highly compensated employees in accordance with the Plan document. The Plan met the 401(k) non-discrimination test for the years ended December 31, 1994 and 1993.

PARTICIPANT ACCOUNT. Each account is credited with the participant's contributions and an allocation of (a) the Company's matching contribution and
(b) Plan earnings. Company contributions are allocated based on the matching percentage for participant contributions. Plan earnings are allocated to each participant's account based on the respective account balances. The benefit to which a participant is entitled is the amount that can be provided from their account.

VESTING. Participants are fully vested in their elective deferrals plus actual earnings thereon. Vesting in the remainder of the account is based on years of continuous service. Participants become fully vested upon death or disability, attainment of normal retirement age or after five years of credited service.

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   Notes to Financial Statements

- --------------------------------------------------------------------------------


INVESTMENT DIRECTIONS. Upon enrollment in the Plan, participants may direct contributions among one or more of the following investment funds:

         I. Fidelity Managed Income Portfolio - An open-end commingled pool which invests in short- and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts designed to simulate conventional GICs through the purchase of securities and inclusion of a benefit responsive feature (put feature), and cash equivalents.

         II. Fidelity Puritan Fund - A mutual fund which invests in common and preferred stocks and bonds, including lower-quality, high-yielding debt securities.

         III. Fidelity Magellan Fund - A mutual fund which invests in the stocks of companies with an expected above-average growth potential and a corresponding higher level of risk.

         IV. NovaCare Stock Fund - Funds are invested in NovaCare, Inc. common stock.

The Fidelity Money Market Portfolio acts as an account through which contributions and distributions are transferred among the four investment options and as a depository for the cash rollovers in the NovaCare Stock Fund.

DISTRIBUTIONS AND WITHDRAWALS.  Distributions are paid in the following manner:

         I. Distributions from the Fidelity Managed Income Portfolio, Fidelity Puritan Fund and Fidelity Magellan Fund are paid in cash.

         II. Distributions from the NovaCare Stock Fund are paid in cash or shares of NovaCare, Inc. common stock at the participant's option. Fractional shares are paid in cash.

Prior to termination of service, participants may, in the event of financial hardship, withdraw amounts from the Plan twice in any 12-month period. In the absence of financial hardship, a participant's contribution may not be withdrawn prior to attainment of age 59 1/2.

Upon termination of service for reasons other than death, participants are entitled to a lump-sum amount equal to the value of the vested balance of their account. Participants with account balances exceeding $3,500 may defer receipt of the lump-sum amount until reaching age 70 1/2. If a participant dies, the entire amount in the participant's account is distributed in a lump-sum to the participant's beneficiaries. A terminating participant's unvested account balance is forfeited and used to reduce future employer contributions.

ADMINISTRATIVE EXPENSES. The Company may elect to pay all Plan administrative expense. If the Company elects not to pay such expenses, the expenses shall be paid by the Plan. During the years ended December 31, 1994 and 1993, all Plan administrative expenses were paid by the Company.

PLAN TERMINATION. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   Notes to Financial Statements

- --------------------------------------------------------------------------------


2. SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are prepared on the accrual basis of accounting. Investments are stated at fair value based on quoted market prices.

Realized and unrealized gains or losses are calculated based upon historical cost of assets for financial statement purposes. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classification between realized and unrealized but the total gain or loss will be unaffected.

Basic and matching contributions are recorded in the period during which the Company makes payroll deductions from participant earnings.

3.  DISTRIBUTIONS PAYABLE

Distributions requested but not paid were as follows:

                                                                   DECEMBER 31,
                                                          -----------------------------
                                                              1994             1993
                                                          -----------      ------------
            FIDELITY MANAGED INCOME PORTFOLIO             $   203,525      $    395,897
            FIDELITY PURITAN FUND                             320,853           494,059
            FIDELITY MAGELLAN FUND                            274,946           759,470
            NOVACARE STOCK FUND                                55,498           245,917
                                                          -----------      ------------
              TOTAL DISTRIBUTIONS PAYABLE                 $   854,822      $  1,895,343
                                                          ===========      ============

Distributions are recorded as a reduction in Plan net assets when paid.

4.  INVESTMENTS

The Plan's investments are held by Fidelity Institutional Retirement Services Company, Inc. and Alex Brown & Sons, Incorporated. The cost and fair values of investments at December 31 were as follows:

                                                            1994                                  1993
                                               -------------------------------       -------------------------------
                                                   COST            FAIR VALUE            COST            FAIR VALUE
                                               -----------         -----------       -----------         -----------
 FIDELITY MANAGED INCOME PORTFOLIO             $11,483,500         $11,483,500       $ 5,525,133         $ 5,525,133
 FIDELITY PURITAN FUND                          12,292,098          11,631,143         5,460,112           5,621,258
 FIDELITY MAGELLAN FUND                         18,163,562          17,497,934         9,050,519           9,676,949
 NOVACARE STOCK FUND                             6,992,542           3,554,261         4,150,875           3,881,811
 FIDELITY MONEY MARKET PORTFOLIO                   153,893             153,893           736,854             736,854
 NOVACARE LOAN FUND                                205,753             205,753               761                 761
                                               ===========         ===========       ===========         ===========
                                               $49,291,348         $44,526,484       $24,924,254         $25,442,766
                                               ===========         ===========       ===========         ===========

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   Notes to Financial Statements

- --------------------------------------------------------------------------------


During the years ended 1994 and 1993, the Plan's investments (including gains and losses on investments sold during the year) appreciated (depreciated) in value as follows:

                                                                    1994               1993
                                                               -------------      ------------
            FIDELITY PURITAN FUND                              $   (662,818)      $   185,702
            FIDELITY MAGELLAN FUND                                 (688,386)          683,557
            NOVACARE STOCK FUND                                  (3,438,281)         (274,193)
                                                               -------------      ------------
                                                               $ (4,789,485)      $   595,066
                                                               =============      ============

At December 31, the number of participants in each investment fund were as follows:

                                                                    1994              1993
                                                               -------------      ------------
            FIDELITY MANAGED INCOME PORTFOLIO                       3,818             2,974
            FIDELITY PURITAN FUND                                   4,226             3,463
            FIDELITY MAGELLAN FUND                                  4,665             3,818
            NOVACARE STOCK FUND                                     3,068             2,815

At December 31, 1994 and 1993, 5,096 and 4,809 participants, respectively, were contributing to the Plan; 1,748 and 2,931 participants, respectively, were not contributing to the Plan.

Because many participants direct their contributions to more than one investment fund, the total number of participants in the Plan is less than the sum of the number of participants in each investment fund.

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1994:

    Net assets available for benefits per the financial statements        $45,823,544
    Less: Amounts allocated to withdrawing participants                      (854,822)
                                                                          -----------

    Net assets available for benefits per the Form 5500                   $44,968,722
                                                                          ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.  PLAN AMENDMENT

The company amended the plan effective July 1, 1994. Under the amendment, eligible employees may enroll in the Plan beginning on the first day of the first payroll period of the month following six months of consecutive service and may begin vesting in the Company's matching contribution after two years of service.

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   Notes to Financial Statements


- -------------------------------------------------------------------------------


7.  PLAN MERGER

Effective January 1, 1994, the net assets available for plan benefits of the Rehabilitation Hospital Corporation of America 401(k) Profit Sharing Plan totaling $846,515 were transferred to the Plan.

Effective September 1, 1994, the net assets available for plan benefits of the NovaCare Orthotics & Prosthetics 401(k) Profit Sharing Plan totaling $5,625,332 were transferred to the Plan. Included in the transfer were amounts relating to sixty participant loans totaling $205,753.

Except for loans which were outstanding as of the date of the NovaCare Orthotics & Prosthetics Plan merger into the NovaCare Plan, the NovaCare Plan does not provide for participant loans.

8.  INCOME TAXES

On May 14, 1992 the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of IRC and is exempt from federal income taxes under
Section 501(a) of IRC. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. A request for a tax determination letter for the July 1, 1994 amendment has been filed and is currently being considered by the Internal Revenue Service.

9. SUBSEQUENT EVENTS

Effective January 1, 1995, the net assets available for plan benefits of RehabClinics, Inc. 401 (k) Plan totaling $6,126,289 were transferred to the Plan. Included in this transfer were amounts relating to fifteen participant loans totaling $67,079.

On May 19, 1995, NovaCare, Inc. sold its Medical Rehabilitation Hospitals division to HEALTHSOUTH Corporation. Due to this sale, former NovaCare employees now employed by HEALTHSOUTH were fully vested in the matching contributions made by NovaCare, and their net assets will be transferred to the HEALTHSOUTH 401(k) Profit Sharing Plan as soon as practicable during 1995.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF INVESTMENTS
- --------------------------------------------------------------------------------

                                                                                December 31, 1994
                                                       -----------------------------------------------------------------------

                                                           Number of                                            Fair
Name of issuer and title of issue                           shares                Cost                         Value
- ----------------------------------------------------   --------------   ------------------------   ---------------------------
Mutual Funds:
     Fidelity Managed Income Portfolio                    11,483,500    $           11,483,500     $             11,483,500
     Fidelity Puritan Fund                                   785,357                12,292,098                   11,631,143
     Fidelity Magellan Fund                                  261,945                18,163,562                   17,497,934
     Fidelity Money Market Portfolio                         153,893                   153,893                      153,893
                                                                        ------------------------   ---------------------------
                                                                                    42,093,053                   40,766,470

NovaCare Stock Fund:
     NovaCare Inc. Common Stock (1)                          490,243                 6,992,542                    3,554,261


NovaCare Loan Fund                                            -                        205,753                      205,753
                                                                        ------------------------   ---------------------------
                                                                        $           49,291,348     $             44,526,484
                                                                        ========================   ===========================









(1) Non - income producing security.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule of Reportable Transactions for the Year Ended December 31, 1994
- --------------------------------------------------------------------------------

          Single transactions in excess of 5% of the January 1, 1994 current value of Plan assets.



                                                                               Number of          Purchase           Selling
          Party Involved                        Description of Asset          Transactions         Price              Price
- ------------------------------------     ---------------------------------    ------------        ----------         -------
Fidelity Management Trust Company        Fidelity Managed Income Portfolio        1               $2,252,415          -

Fidelity Investments                     Fidelity Magellan Fund                   1                1,559,929          -

Fidelity Investments                     Fidelity Magellan Fund                   1                2,084,592          -

                                                                              Current Value
                                             Expense           Cost of       at Transaction      Net Gain
          Party Involved                     Incurred         Asset (1)           Date            (Loss)
- -------------------------------------        --------        -----------     --------------      --------
Fidelity Management Trust Company               -            $2,252,415       $2,252,415          -

Fidelity Investments                            -             1,559,929        1,559,929          -

Fidelity Investments                            -             2,084,592        2,084,592          -




          (1)  Current value at beginning of year or purchase cost if acquired during the year.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule of Reportable Transactions for the Year Ended December 31, 1994
- --------------------------------------------------------------------------------


   Series of transactions in the same issue aggregating more than 5% of the
                 January 1, 1994 current value of Plan assets.



                                                                                 Number of       Purchase          Selling
          Party Involved                       Description of Asset             Transactions       Price            Price
- ---------------------------------       ---------------------------------       ------------    ----------      -------------
Fidelity Management Trust Company       Fidelity Managed Income Portfolio           78          $7,122,978              -

Fidelity Management Trust Company       Fidelity Managed Income Portfolio           13                -         $   1,164,610

Fidelity Investments                    Fidelity Magellan Fund                      61           9,935,599              -

Fidelity Investments                    Fidelity Magellan Fund                      12                -             1,426,227

Fidelity Investments                    Fidelity Puritan Fund                       49           7,571,785              -

Fidelity Investments                    Fidelity Puritan Fund                       12                -               899,082

NovaCare, Inc.                          NovaCare, Inc. Common Stock                 14           3,173,150              -

NovaCare, Inc.                          NovaCare, Inc. Common Stock                  6                -                56,595

                                                                            Current Value
                                               Expense       Cost of       at Transaction    Net Gain
          Party Involved                      Incurred       Asset (1)          Date          (Loss)
- ---------------------------------             --------       ----------    --------------   ----------
Fidelity Management Trust Company               -            $7,122,978       $7,122,978          -

Fidelity Management Trust Company               -             1,164,610        1,164,610          -

Fidelity Investments                            -             9,935,599        9,935,599          -

Fidelity Investments                            -             1,448,798        1,426,227    $ (22,571)

Fidelity Investments                            -             7,571,785        7,571,785          -

Fidelity Investments                            -               900,946          899,082       (1,864)

NovaCare, Inc.                                  -             3,173,150        3,173,150          -

NovaCare, Inc.                                  -                62,552           56,595       (5,957)



           (1)  Current value at beginning of year or purchase cost
                         if acquired during the year.

SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the "NovaCare, Inc. 401(k) Retirement Savings Plan" has duly caused this annual report to be signed on its behalf by the Undersigned thereunto duly authorized.



                                 NovaCare, Inc. 401(k) Retirement Savings Plan
                                 ---------------------------------------------





Date: June 28, 1995                By: /s/ Robert E. Healy, Jr.
                                       ------------------------
                                       Robert E. Healy, Jr.
                                       Trustee


                                    By: /s/ Bernard F. Thompson
                                       -----------------------
                                       Bernard F. Thompson
                                       Trustee